





"A revolution in oral hygiene"

YEAREND-UPDATE-2023

UPDATED INFORMATION ON 2023

The uncertainty in 2022 continued into 2023 with little hope of any significant change except for further inflation, exceptional cost increases in the energy sector, and ongoing global unrest and conflict. Clean Bite, LLC advanced in creating a board of directors with three distinguished members in their fields of endeavor.

Board Members:

Jim Robinson · 1st
Principal, James Robinson Biologics Consulting
St Augustine, Florida, United States · Contact info
James Robinson Biologics Consulting
Lehigh University

Jim Robinson | LinkedIn Director

SURESH KUMAR, NACD.DC · 1st
Certified Director & NACD Board Leadership Fellow, Lead Independent Director, Board Director, Chairman/ Member of Board Committees
Naples, Florida, United States · Contact info
Jubilant Pharmaceuticals
University of Mumbai

SURESH KUMAR, NACD. D.C. | LinkedIn Director

www.CleanBiteTM.com | 610-520-9941 | info@CleanBiteTM.com | 10 Williams Road, Haverford, PA 19041



Kyle Y. Flanigan | LinkedIn   Director

Specialty: Oral Vaccines

US Specialty Formulations LLC

University of Washington

Kyle Y. Flanigan · 1st
CEO | US Specialty Formulations LLC
Bethlehem, Pennsylvania, United States · Contact info

The proposition of beginning a fund campaign using any business model was not advisable, given the economy's falling valuation for pre-revenue companies. More importantly, the promise of an increase in valuation was contingent on the USPTO granting a patent on the pending application.

In August, the USPTO issued U.S. Patent #11,730,144, which covers oral hygiene applications for people and companion pets. The resulting products can be used as delivery systems for Active Pharmaceutical Ingredient (API) in both circumstances. Utilizing Clean Bite™ products to distribute API is almost a secondary industry ranging from vitamins, therapeutics, and medications to oral vaccines.

In September, the European Union and India "Allowed" (approved) U.S. Patent #11,730,144 for independent issuance of patents throughout the EU, and singularly India. Within a matter of a few weeks, the defensible IP became exponential. The human population within the IP-protected regions equals about 2.25B people, and the dog and cat population is in the range > 325M.

The patent inventors were independent owners of the IP outside of Clean Bite, LLC, and upon issuance of the patent, assigned all rights, ownership, and trade secrets to the LLC. The transaction of the IP was done under terms and conditions to be made public at an appropriate time.

At the end of 2023, discussions concerning business development on a global scale and which various business models would be most beneficial to the Members of Clean Bite, LLC. The first step will be transitioning from a Pennsylvania-registered LLC to a Delaware Corporation named Clean Bite, Inc. As of December 31, 2023, discussions on division separation to subsidiaries in different jurisdictions and the potential of licensing agreements outside the defensible regions continue into the new year.

Clean Bite, LLC remains a pre-revenue company, requiring prudence and stewardship to succeed globally. This Annual Report is neither an offer nor a solicitation for the sale or exchange of any securities within any jurisdiction, domestic or foreign. It may, however, be pertinent for any entity with a resource complementary to a range of collaborations.